July 8, 2024

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 10 to Registration Statement on Form S-4
Filed on June 27, 2024
File No: 333-267662

Dear Ms. Jaskot and Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), pursuant to our phone conversation on July 5, 2024, relating to the Company’s Amendment No. 10 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”), we hereby file with the staff of the Division of Corporation Finance of the Securities and Exchange Commission, certain proposed changed pages to the Registration Statement as Annex A to this letter.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck, Esq.
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

Greenberg Traurig, LLP
www.gtlaw.com

ANNEX A

The INFINT Board has set June 18, 2024 as the record date for the Meeting. Only holders of record of ordinary shares of INFINT at the close of business on June 18, 2024 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Meeting may attend the Meeting virtually and is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of ordinary shares of INFINT. A complete list of INFINT shareholders of record entitled to vote at the Meeting will be available for ten days before the Meeting at the principal executive offices of INFINT for inspection by INFINT shareholders during ordinary business hours for any purpose germane to the Meeting. The eligible INFINT shareholder list will also be available at that time on the Meeting website for examination by any shareholder attending the Meeting live audio webcast.

Pursuant to INFINT’s amended and restated memorandum and articles of association, INFINT will provide public shareholders with the opportunity to redeem their Class A ordinary shares of INFINT included as part of the units sold in INFINT’s initial public offering for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, calculated as of two business days prior to the consummation of the transactions contemplated by the Business Combination Agreement, including interest earned on the funds held in the trust account (net of taxes payable) and not previously released to INFINT to pay taxes, upon the closing of the transactions contemplated by the Business Combination Agreement. For illustrative purposes, based on funds in the trust account of approximately $55.28 million (net of taxes payable) on June 18, 2024, the record date for the Meeting, the estimated per share redemption price would have been approximately $11.64, excluding additional interest earned on the funds held in the trust account and not previously released to INFINT to pay taxes. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public shareholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Class A ordinary shares of INFINT. INFINT Capital LLC, a Delaware limited liability company (the “Sponsor”), INFINT’s directors and officers and, EF Hutton, a division of Benchmark Investments, LLC, and JonesTrading, the underwriters for INFINT’s initial public offering (the “Underwriters”), who hold Class B ordinary shares (collectively, the “initial shareholders”), have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares of INFINT they may hold. Currently, the initial shareholders own approximately 55.13% of the ordinary shares of INFINT, consisting of the Class B ordinary shares of INFINT. The initial shareholders have agreed to vote any ordinary shares of INFINT owned by them in favor of the Business Combination Proposal and the other proposals.

Approval of each of the Business Combination Proposal, the Share Issuance Proposal, the Incentive Plan Proposal, and the Advisory Governance Proposals requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the issued ordinary shares of INFINT that are present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting. The Articles Amendment Proposal must be approved by two special resolutions, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares of INFINT that are present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting, one of which (namely, the special resolution to approve the amended memorandum and articles of association) must include the affirmative vote of the holders of a simple majority of the holders of INFINT Class B ordinary shares. If presented, approval of the Adjournment Proposal requires an ordinary resolution.

Each redemption of Class A ordinary shares of INFINT by its public shareholders will decrease the amount in the trust account. ~~INFINT may not be able to consummate the Business Combination if the redemption of Class A ordinary shares of INFINT would result in INFINT’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).~~

If the Business Combination Proposal is not approved, none of the Articles Amendment Proposal, the Share Issuance Proposal, the Incentive Plan Proposal or the Advisory Governance Proposals will be presented to the shareholders for a vote. Notwithstanding the approval of the Articles Amendment Proposal, the Share Issuance Proposal, the Incentive Plan Proposal, and the Advisory Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Articles Amendment Proposal, the Share Issuance Proposal, the Incentive Plan Proposal and the Advisory Governance Proposals will not be effected. It is important for you to note that in the event that the Business Combination Proposal, the Articles Amendment Proposal, and the Share Issuance Proposal do not receive the requisite votes for approval, then the Business Combination may not be consummated. If INFINT does not consummate the Business Combination and fails to complete an initial business combination by November 23, 2024, INFINT will be required to liquidate its trust account by returning the then remaining funds in such account to the public shareholders and then proceed to liquidate and dissolve. The proxy statement/prospectus accompanying this notice explains the Business Combination Agreement and the transactions contemplated thereby, including the merger, as well as the proposals to be considered at the Meeting. Please review the accompanying proxy statement/prospectus carefully.

●	Eric Weinstein, chairman of the INFINT Board, has served as the Managing Director at JonesTrading from July 2022 until January 2023. JonesTrading served as the underwriter in the INFINT IPO and is entitled to receive deferred underwriting commission upon closing of the Business Combination. The total amount of the deferred underwriting commission that JonesTrading is entitled to receive upon closing of the Business Combination is $5,999,964. Mr. Weinstein’s compensation as the Managing Director of JonesTrading was not related to the consummation of the Business Combination or to deferred underwriting commission that would be payable to JonesTrading upon the consummation of the Business Combination.

●

The Sponsor transferred 69,999 Class B ordinary shares to EF Hutton and 30,000 Class B ordinary shares to JonesTrading as representative shares (the representative shares are deemed to be underwriter’s compensation by FINRA pursuant to Rule 5110 of the FINRA Manual). It is anticipated that upon completion of the Business Combination, if maximum of public INFINT Class A ordinary shares are redeemed, EF Hutton will retain ownership interest of approximately 0.15% in New Seamless, and JonesTrading will retain ownership of approximately 0.06%. If maximum INFINT Class A ordinary shares are redeemed and the 9,999,940 INFINT public warrants and 7,796,842 INFINT private placement warrants are exercised in full, EF Hutton will retain ownership of approximately 0.1% in New Seamless, and JonesTrading will retain ownership of approximately 0.04%.

See the section entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” of this proxy statement/prospectus for additional information.

Q:	Do I have redemption rights?

A:	If you are a holder of public shares, you have the right to demand that INFINT redeem such shares for a pro rata portion of the cash held in the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% of the INFINT Class A ordinary shares held by a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

The INFINT initial shareholders will not have redemption rights with respect to any INFINT ordinary shares owned by them in connection with the Business Combination.

~~Under the current memorandum and articles of association, the Business Combination may be consummated only if INFINT has at least $5,000,001 of net tangible assets after giving effect to all holders of INFINT Class A ordinary shares that properly demand redemption of their shares for cash.~~

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your INFINT Class A ordinary shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their INFINT Class A ordinary shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are substantially reduced as a result of redemptions by public shareholders. With fewer INFINT Class A ordinary shares and public shareholders, the trading market for INFINT ordinary shares may be less liquid than the market for INFINT Class A ordinary shares prior to the Business Combination and INFINT may not be able to meet the listing standards of NASDAQ or another national securities exchange. In addition, with fewer funds available from the trust account, the capital infusion from the trust account into Seamless’ business will be reduced and the amount of working capital available to New Seamless following the Business Combination may be reduced. Your decision to exercise your redemption rights with respect to INFINT Class A ordinary shares will have no effect on warrants of INFINT you may also hold.

Q:	How do I exercise my redemption rights?

A:	Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact INFINT’s transfer agent directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal.

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Q:	What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:	Unlike some other blank check companies which require public shareholders to vote against a Business Combination in order to exercise their redemption rights, public shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are substantially reduced as a result of redemption by public shareholders.

~~Under~~Pursuant to the ~~current memorandum and articles of association,~~closing conditions set forth in the Business Combination ~~may only be consummated if, immediately before the consummation of the Business Combination~~Agreement, INFINT ~~has~~must have at least $5,000,001 of net tangible assets after giving effect to ~~payment of amounts that INFINT will be required to pay to redeeming shareholders immediately before consummation of~~the Business Combination to consummate the Business Combination. Under the proposed second amended and restated memorandum and articles of association, which will be in effect at the time of closing of the Business Combination, however, INFINT may be able to consummate an initial business combination even if INFINT’s shareholders redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. As a result, if the net tangible asset closing condition in the Business Combination Agreement is waived by both parties, INFINT may be able to consummate the Business Combination even if all of its shareholders have redeemed their public shares. ~~Also, with~~

With fewer public shares and public shareholders, the trading market for New Seamless’ ordinary shares may be less liquid than the market for INFINT’s ordinary shares were prior to the Business Combination and New Seamless may not be able to meet the listing standards for NASDAQ or another national securities exchange. In addition, with fewer funds available from the trust account, the working capital infusion from the trust account into Seamless’ business will be reduced.

Q:	Do I have appraisal or dissenters’ rights if I object to the proposed Business Combination?

A:	No. There are no appraisal or dissenters’ rights available to holders of INFINT ordinary shares or warrants in connection with the Business Combination. The Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and INFINT has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:	The net proceeds of the INFINT IPO and the sale of the private warrants were placed in the trust account immediately following the INFINT IPO. After consummation of the Business Combination, the funds in the trust account will be used to pay public shareholders who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of New Seamless.

Q:	What happens if the Business Combination is not completed?

A:	If INFINT does not complete the Business Combination with Seamless for whatever reason, INFINT would search for another target business with which to complete a business combination. If INFINT does not complete the Business Combination with Seamless or another target business by November 23, 2024 or amend the current memorandum and articles of association to extend the date by which INFINT must complete an initial business combination, INFINT must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the trust account (excluding interest earned and dissolution expenses) divided by the number of outstanding INFINT Class A ordinary shares. The INFINT initial shareholders have no redemption rights in the event a business combination is not effected in the required time period and, accordingly, the founder shares and private warrants will be worthless if no business combination is effected by INFINT by November 23, 2024. Additionally, in the event of such liquidation, there will be no distribution with respect to INFINT’s outstanding warrants. Accordingly, the warrants will be worthless.

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Neither INFINT nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration in the event that any of the representations and warranties made by Seamless in the Business Combination Agreement ultimately proves to be materially inaccurate or incorrect.

The representations and warranties made by INFINT and Seamless to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, INFINT and its shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration if any representation or warranty made by Seamless in the Business Combination Agreement proves to be materially inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, INFINT would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

INFINT does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for INFINT to consummate an initial business combination even if ~~a substantial majority~~all of INFINT’s shareholders determine to redeem their shares.

~~INFINT’s~~Pursuant to the closing conditions set forth in the Business Combination Agreement,INFINT must have at least $5,000,001 of net tangible assets after giving effect to the Business Combination to consummate the Business Combination. Under the proposed second amended and restated memorandum and articles of association ~~does not provide a specified maximum redemption threshold, except that under the current memorandum and articles of association~~, which will be in effect at the time of closing of the Business Combination, however, INFINT may ~~not~~be able to consummate an initial business combination even if INFINT’s shareholders redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 ~~(such that INFINT is not subject to the SEC’s “penny stock” rules)~~. As a result, if the net tangible asset closing condition in the Business Combination Agreement is waived by both parties, INFINT may be able to consummate the Business Combination even if ~~a substantial majority~~all of its shareholders ~~determining to redeem their shares~~ have redeemed their public shares. ~~In the event the aggregate cash consideration INFINT would be required to pay for all public shares that are validly submitted for redemption exceeds the aggregate amount of cash available to INFINT, INFINT will not complete the Business Combination or redeem any shares, all public shares submitted for redemption will be returned to the holders thereof, and INFINT instead may search for an alternate business combination.~~

If third parties bring claims against INFINT, the proceeds held in the trust account could be reduced and the per-share redemption amount received by public shareholders may be less than $10.15 per public share initially held in the trust account.

INFINT’s placing of funds in the trust account may not protect those funds from third-party claims against INFINT. Although INFINT has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with INFINT waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against INFINT’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, INFINT’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to INFINT than any alternative. INFINT is not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of the INFINT IPO and INFINT’s independent registered public accounting firm.

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Approval of each of the Business Combination Proposal, the Share Issuance Proposal, and the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the issued ordinary shares of INFINT that are present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting. The approval of the Articles Amendment Proposal requires two special resolutions under the Companies Act and the current memorandum and articles of association, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding INFINT ordinary shares that are present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting, one of which (namely, the special resolution to approve the amended memorandum and articles of association) must include the affirmative vote of the holders of a simple majority of the holders of INFINT Class B ordinary shares. If presented, approval of the Adjournment Proposal requires an ordinary resolution. The INFINT initial shareholders, who currently own approximately 55.13% of the outstanding INFINT ordinary shares, will count towards this quorum.

Voting Restrictions in Connection with Meeting

The Sponsor and INFINT’s directors and officers have agreed to vote any INFINT ordinary shares held by them and any INFINT Class A ordinary shares purchased during or after the INFINT IPO in favor of an initial business combination. See the section entitled “Summary — Ancillary Agreements” of this proxy statement/prospectus for additional information. The Sponsor and other initial shareholders own approximately 55.13% of the outstanding INFINT ordinary shares entitled to vote thereon. The quorum and voting thresholds at the Meeting, and the Letter Agreement, may make it more likely that INFINT will consummate the Business Combination. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and INFINT’s directors and officers have agreed to waive their redemption rights with respect to any INFINT ordinary shares held by them in connection with the completion of a business combination.

Liquidation if No Business Combination

INFINT’s current amended and restated memorandum and articles of association provides that it has until November 23, 2024 to complete an initial business combination. If INFINT is unable to complete an initial business combination before November 23, 2024 or amend the current memorandum and articles of association to extend the date by which INFINT must complete an initial business combination, INFINT will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously release to INFINT (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of INFINT’s remaining shareholders and board of directors, liquidate and dissolve, subject in each case to INFINT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to INFINT’s warrants, which will expire worthless if INFINT fails to complete an initial business combination within the required period.

The INFINT initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to any INFINT ordinary shares held by them if INFINT fails to complete an initial business combination by November 23, 2024. The INFINT initial shareholders will be entitled to liquidating distributions from the trust account with respect to any INFINT Class A ordinary shares acquired in the aftermarket if INFINT fails to complete its initial business combination within the allotted time period.

Pursuant to the Letter Agreement, the INFINT initial shareholders had agreed that they would not propose any amendment to INFINT’s amended and restated memorandum and articles of association to modify the substance or timing of its obligation to redeem 100% of the outstanding public shares if INFINT does not complete an initial business combination before November 23, 2022 (unless extended as described above and below), or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless INFINT provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. INFINT shareholders are not parties to, or third-party beneficiaries of, the Letter Agreement and, as a result, will not have the ability to pursue remedies against the Sponsor, directors or officers for any breach of these agreements. As a result, in the event of a breach, INFINT shareholders would need to pursue a shareholder derivative action, subject to applicable law. ~~Pursuant to the current memorandum and articles of association, INFINT may not redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).~~

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